Filed by ILG, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934 as amended

Subject Company: ILG, Inc.
Commission File No.: 001-34062

From: Craig Nash
Subject: ILG Announces Combination With Marriott Vacations Worldwide

Today, we announced the planned combination of ILG and Marriott Vacations Worldwide, a leader and innovator in vacation ownership, with a diverse portfolio of quality products and more than 65 resorts throughout the U.S., Caribbean, Europe, Asia, and Australia. This transaction creates an unparalleled vacation experience company, with the scale and expanded presence in key leisure markets to further capitalize on opportunities in an ever-evolving industry.

Thanks to the hard work of our dedicated associates, ILG, too, has evolved and built a diversified business through a series of strategic acquisitions, joint ventures, and organic initiatives. Our purchases of Aston Hotels & Resorts in 2007 and Aqua Hospitality in 2013 placed the company in the enviable position of being a leading provider of room nights in the highly demand destination of Hawaii.

With the acquisitions of Trading Places International in 2010 and Vacation Resorts International in 2012, ILG became the largest manager of legacy vacation ownership resorts in North America. VRI Europe, a joint venture established in 2013, gave us a substantial footprint in Europe.

The additions of Hyatt Vacation Ownership in 2014 and Vistana Signature Experiences two years later, propelled ILG into the position of a leading diversified vacation ownership company, and made us the exclusive global licensee in the sector for three upper-upscale hospitality brands: Hyatt®, Sheraton®, and Westin®.

And Interval International, the business that started it all in 1976, now has a network of almost 3,200 affiliated resorts in over 80 countries. As the vacation services provider to Marriott Vacations for nearly 30 years, the companies have enjoyed a close relationship and a shared commitment to quality and exemplary customer service.

By combining ILG and Marriott Vacations, we bring together several of the world’s most coveted lifestyle vacation ownership brands and networks. We also believe that once again doubling the size of the company creates significant opportunities for our associates to grow their careers.

This announcement is the first step in the process and until the anticipated closing in the second half of 2018, we do not expect that there will be changes in our day-to-day operations. As more information becomes available, we will share it with you.

Leading ILG and our more than 10,000 talented associates has been a tremendous honor. I thank you for always delivering on our mission to make every leisure experience memorable, and for making my 36 years here so extraordinary.

CRAIG M. NASH

Cautionary Statement Regarding Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG’s and Marriott Vacations’ expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and Marriott Vacations; our beliefs relating to value creation as a result of a potential combination with Marriott Vacations; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and Marriott Vacations’ future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott Vacations’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and Marriott Vacations, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that Marriott Vacations’ stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and Marriott Vacations will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and Marriott Vacations described in their respective filings with the SEC, when reviewing any forward-looking statement .  These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995.  We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Marriott Vacations and ILG will be submitted to ILG’s stockholders and Marriott Vacations’ stockholders for their consideration.  In connection with the proposed transaction, Marriott Vacations will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and Marriott Vacations’ stockholders to be filed with the Securities and Exchange Commission (“SEC”).  ILG will mail the joint proxy statement/prospectus to its stockholders, Marriott Vacations will mail the joint proxy statement/prospectus to its stockholders and ILG and Marriott Vacations will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott Vacations or ILG may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by Marriott Vacations or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Marriott Vacations by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

Marriott Vacations, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott Vacations’ directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2017.  These documents are available free of charge from the sources indicated above, and from Marriott Vacations by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Marriott Vacations and ILG file with the SEC.